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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **T R Winston & Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

376 Main Street
(No. and Street)

Bedminster	**New Jersey**	**07921**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey L Criswell	**908-234-0300**	**jcriswell@trwinston.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State Street	**Boston**	**MA**	**02109**
(Address)	(City)	(State)	(Zip Code)

10/14/2003	**392**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L Criswell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of T R Winston & Company, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PIPER S ROTOLO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 13, 2026

Signature: _____

Title: VicePresident/CFO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Members of T.R. Winston & Company, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2024, and the related statements of income/loss and changes in members' equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2025

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2024
ASSETS		
Cash and cash equivalents	$	64,941
Securities owned		2,061,962
Deposit with clearing broker		250,000
Leasehold certificates of deposit, restricted		43,730
Receivable from clearing broker		370,276
Prepaid expenses		47,561
Notes receivable		3,512,250
Interest receivable		323,062
Right-of-use assets		129,418
Other		16,500
Total assets	$	6,819,700
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	66,162
Accrued expenses		153,186
Lease liabilities		134,211
Total liabilities		353,559
COMMITMENTS AND CONTINGENCIES		
Members' equity		6,466,141
Total liabilities and members' equity	$	6,819,700

The accompanying notes are an integral part of these financial statements.

2

T. R. WINSTON & COMPANY, LLC

STATEMENT OF LOSS

	For the Year Ended December 31, 2024
Revenues:	
Brokerage commissions	$ 1,151,379
Mutual fund commissions and fees	309,825
Principal transactions, trading, net	777,206
Interest and other	256,289
Total revenues	2,494,699
Expenses:	
Commissions and related expenses	325,612
Employee compensation and benefits	969,043
General and administrative	210,117
Clearing fees and charges	611,245
Occupancy	503,985
Total expenses	2,620,002
Net loss before state taxes	(125,303)
State tax provision	-
Net loss	$ (125,303)

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2023	$ 7,250,444
Net loss	(125,303)
Members-distribution	(659,000)
Balance at December 31, 2024	$ 6,466,141

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2024
Cash flows from operating activities:	
Net loss	$ (125,303)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Changes in operating assets and liabilities:	
Securities owned	325,079
Receivable from clearing broker, net	718,337
Leasehold certificates of deposit	(1,627)
Prepaid expenses	(1,379)
Accounts payable	(4,785)
Right-of-use assets	229,942
Interest receivable	(133,537)
Lease liabilities	(251,841)
Accrued expenses	(115,164)
Net cash provided by operating activities	639,722
Cash flows from financing activities:	
Capital withdrawals by member	(659,000)
Net cash used by financing activities	(659,000)
Net decrease in cash and cash equivalents	(19,278)
Cash and cash equivalents at beginning of year	84,219
Cash and cash equivalents at end of year	$ 64,941
Supplemental Disclosure of Cash Flow Information:	
Cash paid for state and local taxes	$ 59,920

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2024

1. Organization and Nature of Business

    T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

    Basis of Accounting:
    The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2024, is accrued in the statement of financial condition.

    Use of Estimates:
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Owned and Securities Sold, Not Yet Purchased:
    The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3.

Revenue Recognition:
The Company recognizes revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606).* Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues.

The Company records brokerage commissions, mutual fund commissions and fees and related expenses on a trade-date basis as transactions occur.

The Company records soft dollar income as a percentage of commissions charged and is recorded as brokerage commissions.

Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed and all obligations have been satisfied. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. The Company will supplement its existing employees by engaging independent licensed contractors to perform

some of the services required. The Company did not record any investment banking revenue in 2024.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances, if any, at the clearing broker. The Company nets such interest income and expense. Interest income on other debt instruments is recorded monthly.

Income Taxes:
The Company is required to pay franchise taxes to the City of Los Angeles which amounted to approximately $14,000, during the year ended December 31, 2024. The Company is an LLC and as such, federal and state taxes are the responsibility of the members. In 2021, California enacted legislation that enabled the company to elect to pay state income taxes at entity level. For the year ended December 31, 2024, the company did not make such an election.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2024, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2024.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Right-of-use Assets and Lease Liabilities:
The Company records right-of-use assets and lease liabilities on the statement of financial condition in accordance ASU 2016-02, *Leases (Topic 842)*.

Allowance for Credit Losses:
When determining the need for an allowance for credit losses ("ACL)", the Company has determined each receivable has unique risk characteristics and evaluates each on an individual basis. The Company reserves for losses once they are known and estimable. The Company writes off the reserve once it is deemed uncollectible. Accrued interest receivable is reversed

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2024

when the note is determined to be in non-accrual status. The Company has not recorded an allowance for credit losses as of December 31, 2024.

3.   Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2024, the amount receivable from the Clearing Broker was $370,276. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit or amounts due from the Clearing Broker or be unable to deliver the securities owned by the Company and held in custody by the Clearing Broker.

4.   Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. In 2024 the company derived approximately 44% of its total revenues from a single external customer.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2024

requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,936,011 which was $1,836,011 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements".

6.   Commitments and Contingencies

Leases:
The Company accounts for their leases in accordance with ASU 2016-02, Leases (Topic 842). The Company leases its main office on a month-to-month lease agreement with unrelated party. Company has signed a five-year lease agreement for its Los Angeles, California office with an unrelated party. As a condition to this lease the Company had to provide the Los Angeles landlord with an irrevocable letter of credit in the amounts of $40,000. The current balance is $43,730 which includes interest. This letter of credit is collateralized by a certificate of deposit of a like amount and is included in leasehold certificate of deposit. Since this certificate of deposit is restricted, it is considered non-allowable assets in the computation of net capital. There were no amounts drawn on the letters of credit as of December 31, 2024. This lease expires on January 31, 2025 and is not being renewed.

The Company entered into a non-cancellable lease agreements for office spaces, which commenced on February 1, 2020 and May 1, 2024. These operating leases are scheduled to expire on January 31, 2025 and April 30, 2027, respectively. The leases expiring April 30, 2027 can be renewed for an additional two-year option. The Company must give the landlord 90 days-notice as to whether or not the lease will be renewed. The Company leases one additional office space location under a three-year lease agreement.

The Company subleases part of its main premises to several subtenants on a monthly basis. Lease income under these sublease agreements in 2024 was approximately $47,000. Aggregate lease expense for the year ended December 31, 2024 was approximately $375,000.

The Company leases all of its facilities under operating leases. Several of these lease agreements provide for rent holidays and escalation clauses.

Notes to Financial Statements
for the Year Ended December 31, 2024

recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the date of the lease. The lease liability is initially and subsequently recognized based on present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 4% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

Maturities of lease liabilities under the noncancelable leases as of December 31, 2024:

Total undiscounted lease payments $139,376
Less imputed interest $(5,165)
Total lease liability $134,211

Future minimum rental requirements under the terms of all leases are approximately:

Year	
2025	77,376
2026	46,400
2027	15,600
Total	$ 139,376

Legal Matters:

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the Year Ended December 31, 2024

7.   Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2024.

The Company's securities carried a cost of $533,726 and an unrealized gain of $1,528,236 as of December 31, 2024. The change in unrealized net during the year is recorded in the statement of loss. During the current fiscal year the Company had sold securities that it did not own and was obligated to purchase such securities at future dates. As of December 31, 2024, the Company had repurchased all such securities and did not have any securities sold, not yet purchased.

Approximately $1,783,000 of securities owned is one issuer and is considered a concentrated position that requires an additional haircut in the computation of net capital.

8.   Notes Receivable

10% Senior Secured Promissory Note due July 25, 2022:
On July 8, 2022 T.R. Winston & Company, LLC was issued a 10% note from an unrelated company for $1,000,000 in exchange for two payments to the company of $650,000 and $350,000 made on July 8th and July 11th, respectively. On October 10th an additional $42,000 was lent with the same conditions as the prior loan. As of December 31, 2024 the loans are still outstanding and no interest has been received. This note is secured by leased acreage including undivided security interest in the oil and gas properties of the borrower, all of the oil and gas leases, mineral rights, easements, right of way, contracts, wells, marketing agreements, equipment and other property.

9. <u>Note Receivable Related Party</u>

2% simple interest Senior Secured Promissory Notes for $450,000 and $500,000 due July 26, 2023:
On May 24, 2021 T. R. Winston & Company, LLC was issued the 2% note from a company that is 100% owned by a related party who is the Chairman of the company. The original maturity date was changed from July 26, 2022 to July 26, 2023. Interest is payable at maturity date. T. R. Winston & Company, LLC funded this note on May 24, 2021. The obligations of the issuer under the note are secured by all assets of the issuer. On May 5, 2022 an additional $500,000 was lent with the same terms as the note issued in 2021.

10. <u>Other Material Transactions</u>

Subscription Agreement

On February 8, 2022 and March 8, 2022 T. R. Winston & Company, LLC funded two payments to an unrelated company of $1,000,000 and $500,000, respectively. This was in exchange for a Subscription Agreement for units of stock in the company upon going public. As of December 31, 2024 the company is accumulating investors to complete the public filing.

11. <u>Revenue Concentration</u>

Of the $1,151,379 of brokerage commissions there is a concentration of $509,198 relating to one particular client through "At the market" transactions.

12. <u>Off-Balance Sheet Risk</u>

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

T. R. WINSTON & COMPANY, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2024

Schedule I

Net Capital

Total members' equity from statement of financial condition	$	6,466,141
Subtract:		
Blockage deduction		(55,596)
Other assets		(3,943,103)
Tentative net capital		2,467,442
Haircuts on securities owned		(301,009)
Undue concentration haircut		(230,422)
Net capital	$	1,936,011

Aggregate Indebtedness

Accounts payable	$	66,162
Accrued expenses		153,186
Lease liability net of right-to-use assets		4,793
Total aggregate indebtedness	$	224,141
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	100,000
Excess net capital	$	1,836,011
Net capital in excess of 120% of minimum requirement	$	1,816,011
Ratio of aggregate indebtedness to net capital		0.12

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2024.

****



Report of Independent Registered Public Accounting Firm

To the Members of T.R. Winston & Company, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.R. Winston & Company, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3(k):(2)(ii) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 ("Footnote 74") adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and investment banking. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2025

T. R. WINSTON & COMPANY, LLC
EXEMPTION REPORT
As of December 31, 2024

Schedule II

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)
(2) The Company met the identifies exemption provisions 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to proprietary trading and investment banking.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2024.

T.R. Winston & Company, LLC

I, Jeffrey L Criswell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Vice President

Date: 2/28/25



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Members of T.R. Winston & Company, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of T.R. Winston & Company, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME

T R WINSTON & COMPANY LLC

SEC No.

8-27519

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 2,494,699.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 2,494,699.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 274,137.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 274,137.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 2,220,562.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 3,330.00
9	Current overpayment/credit balance, if any		$ 5.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 1,662.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 1,662.00	
d	Add lines 11a through 11c	$ 1,662.00	
12	**LESSER** of line 10 or 11d.		$ 1,662.00
13 a	Amount from line 8	$ 3,330.00	
b	Amount from line 9	$ 5.00	
c	Amount from line 12	$ 1,662.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 1,663.00
14	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.		$ 1,663.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-27519	Designated Examining Authority DEA: FINRA	FYE 2024	Month Dec
MEMBER NAME MAILING ADDRESS	T R WINSTON & COMPANY LLC 376 MAIN STREET BEDMINSTER, NJ 07921 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☐ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

T R WINSTON & COMPANY LLC	Jeffrey Criswell
(Name of SIPC Member)	(Authorized Signatory)
2/26/2025	jcriswell@trwinston.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.